650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY KODIAK SCIENCES INC.: KOD-0008

September 14, 2018

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mary Mast
Lisa Vanjoske
Chris Edwards
Irene Paik

Re:	Kodiak Sciences Inc.
Registration Statement on Form S-1
Filed September 11, 2018
File No.: 333-227237
Stock-Based Compensation Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of Kodiak Sciences Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-227237) filed on September 11, 2018 (the “Registration Statement”). Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission September 14, 2018 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY KODIAK SCIENCES INC.: KOD-0008

The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per share in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations and to provide an update regarding offering timing considerations. Prior to printing preliminary prospectuses and commencing the roadshow, the Company and its underwriters will further refine and narrow this price range so the breadth of the price range is consistent with Commission guidance. This preliminary price range was determined based, in large part, on various communications that took place during the weeks of September 3 and 10, 2018 among the Board of Directors of the Company (the “Board”), senior management of the Company and representatives of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce Fenner & Smith Incorporated, the joint book-running managers for the offering.

The Company supplementally advises the Staff that the price range noted above is subject to further revision based on market conditions, business developments and other factors.

Timing Considerations

The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on or about September 24, 2018 and commencing its roadshow as early as such date, with a target pricing date as early as October 3, 2018.

Stock Option and Restricted Stock Issuances by the Company since July 1, 2017

To facilitate the Staff’s review, the table below contains a complete list of all grants of options to purchase the Company’s common stock or restricted stock awards made from July 1, 2017 through the date of this letter (the “Review Period”).

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Exercise Price Per Share	Estimated Fair Value of Common Stock Per Share Used to Determine Stock-Based Compensation Expense	Intrinsic Value Per Underlying Common Share
April 5, 2018	1,704,698	$5.38	$5.38	—
May 31, 2018	25,000	5.38	5.38	—
June 26, 2018	570,000	5.38	5.38	—
September 1, 2018	525,000	10.29	10.29	—

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Grant Date	Restricted Common Shares Granted	Exercise Price Per Share	Fair Value Per Common Share at Grant Date
May 31, 2018	27,500	N/A	$5.38

Overview of Option Pricing and Fair Value Determinations

The section captioned “Critical Accounting Policies—Stock-based Compensation” on pages 83 and 84 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation and factors considered by the Company in determining fair value.

As previously disclosed in the Registration Statement, each time the Company’s Board has granted equity, the Board has granted those awards with an exercise price intended to be equal to the fair value of the underlying common stock on the date of the grant (or at fair value on the date of grant in the case of restricted stock). Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s common stock requires the Company’s Board to make complex and subjective judgments. In doing so, the Company’s Board considered a combination of valuation methodologies as described in the MD&A.

As detailed in the Registration Statement, the Company and its Board have consistently sought to comply with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Company obtained contemporaneous independent valuations from an independent valuation firm to assist the Board in making its determination of fair value and to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuations obtained were truly “contemporaneous,” as that term is defined in the Practice Aid. Throughout the Review Period, the Company’s Board consisted of individuals with significant experience in business, finance, investing in valuing companies, including determining the fair values of the common stock of such companies. In each instance, the Company’s Board reached its determination of the estimated fair value of the Company’s common stock after discussion and made its determination in good faith, based on the information available on the date of grant, including the contemporaneous valuation mentioned in the MD&A and as described in additional detail below.

Third-Party Independent Valuation

The Board believes it made a thorough evaluation of the relevant factors to determine the fair value of the Company’s common stock on each grant date, including considering the most recent valuation of the Company’s common stock in addition to the factors listed above and in the MD&A. The valuations were all performed consistent with the guidance and methods outlined in the Practice Aid. A review of the methodology and key assumptions included in the independent third-party valuation

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considered for the purpose of determining the fair market value of the Company’s common stock at the grant dates noted in the table was as follows:

March 16, 2018 Valuation

The Company and a third-party valuation firm performed an estimate of value of the Company’s common stock as of March 16, 2018 on a minority, non-marketable interest basis, consistent with the Accounting Standards Codification 718, Stock Compensation.

Based on the Company’s early stage of development and other relevant factors, in determining the Company’s enterprise value, the Company considered the income and market approaches to value. The Company assumed that either it would stay private or complete an initial public offering (“IPO”). Enterprise value was estimated using (1) a discounted cash flow (“DCF”) model for the stay private scenario and (2) a method where the Company considered the market value of companies at a similar stage of development based on their IPO pricing, to estimate the value of the Company as part of the IPO scenario. The Company then assigned a probability of each of these scenarios to determine enterprise value of a weighted average basis.

Under both of these scenarios, the valuation model assumed that the convertible redeemable preferred stock would convert to common stock based on the existing conversion ratios. Under the IPO scenario, the valuation model assumed the convertible notes would convert into shares of common stock as described in the MD&A and under the stay private scenario, the valuation model assumed the convertible notes would be repaid at maturity or convert into common stock depending on various valuation thresholds.

Under the stay private scenario, it was assumed that the Company would continue to operate as a private company for 2.7 years. Enterprise value was estimated to be $193.8 million using the income approach described above. Under this scenario, the Company’s estimated enterprise value was then allocated to the Company’s equity and equity linked securities using the Option Pricing Method (“OPM”), in order to capture the rights and preferences of each class of security.

Under the IPO scenario, the Company estimated the value using an average of pre-money market capitalization of 35 comparable companies in the preclinical, first, and second stages of development with an IPO date between July 2010 and December 2017. Enterprise value estimated using the IPO scenario was $325.0 million. Under this scenario, the Company’s estimated enterprise value was allocated to equity and equity-linked securities using a waterfall/common stock equivalent method. In determining the estimated fair value of the Company’s common stock, the Board and the third-party valuation firm also considered the fact that the Company’s stockholders could not freely trade the common stock in the public markets. Accordingly, discounts to reflect the lack of marketability of the common stock were applied based on the weighted-average expected time to liquidity. Therefore, the estimated fair value of common stock reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

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The February 2018 convertible note financing provides support for discount rate selected for the DCF model. In performing a DCF-based valuation of the convertible notes as of the date of financing, the Company determined that the cash proceeds from the convertible notes had an implied discount rate of 57.5%. Since the convertible note financing was completed prior to the March 16 valuation, we selected a slightly lower discount rate of 55.0 % to reflect changes in Company operations, primarily confidentially submitting the registration statement on February 14, 2018.

The following table sets forth the principal assumptions made in determining the fair value of the Company’s common stock as of March 16, 2018.

Valuation Methodology	Assigned Weight	Estimated Weighted Value
Remain Private for 2.7 Years (Income Approach)	60%	$3.76
Initial Public Offering in July 2018 (Market Approach)	40%	$2.97
Concluded value		$6.73
Discount for lack of marketability		20%
Estimated fair value per common share		$5.38
Weighted-average cost of capital		55%

Based on the foregoing analysis, it was determined that as of March 16, 2018, the fair value of the Company’s common stock was $5.38 per share.

August 15, 2018 Valuation

The August 2018 third-party valuation was conducted using substantially the same methodology as the March 2018 third-party valuation except for the following change in assumptions driven primarily by achievement of key development milestones for KSI-301, including authorization from the FDA to proceed with a Phase 1 clinical trial for KSI-301, as well as initial dosing of patients in the Phase 1 clinical trial:

•	remain private probability decreased to 15%;

•	IPO probability increased to 85% with an expected IPO date in October 2018;

•	IPO enterprise value increased by $50 million from $325 million to $375 million;

•	discount for lack of marketability was reduced to 10%; and

•	weighted-average cost of capital was reduced by 2.5% to 52.5%.

Based on the foregoing analysis, it was determined that as of August 15, 2018, the fair value of the Company’s common stock was $10.29 per share.

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Other Grant Date Considerations

As noted above, at each grant date, the Board considered the third-party valuations available at the time of determination and other specific objective and subjective factors, including the following factors:

April 5, 2018 Grants

•	There were no significant changes in the business, operations or product candidates that occurred between March 16, 2018 and April 5, 2018.

Based on the factors noted above and the independent valuation, the Board determined that the fair value of the Company’s common stock was $5.38 per share and the Company granted stock options on April 5, 2018 with an exercise price of $5.38 per share based on this valuation.

May 31, 2018 Grants

•

During the week of April 8, 2018, the Company conducted “testing the waters” meetings and received feedback that the Company should delay its IPO until it met the primary endpoint for the Phase 1 trial of KSI-301.

•	There were no significant changes in the business, operations or product candidates that occurred between April 5, 2018 and May 31, 2018.

Based on the factors noted above and the independent valuation, the Board determined that the fair value of the Company’s common stock was $5.38 per share and the Company granted stock options on May 31, 2018 with an exercise price of $5.38 per share and shares of restricted stock at a fair value of $5.38 per share based on this valuation.

June 26, 2018 Grants

•	There were no significant changes in the business, operations or product candidates that occurred between May 31, 2018 and June 26, 2018.

Based on the factors noted above and the independent valuation, the Board determined that the fair value of the Company’s common stock was $5.38 per share and the Company granted stock options on June 26, 2018 with an exercise price of $5.38 per share based on this valuation.

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September 1, 2018 Grants

•

On July 3, 2018, the Company received verbal confirmation from the FDA that the IND (which was filed on June 5, 2018) for its lead drug candidate KSI-301was approved and the Company may proceed with its clinical trials.

•	On July 12, 2018, the Company dosed its first patient in its Phase 1 clinical trial for KSI-301.

•	There were no significant changes in the business, operations or product candidates that occurred between August 15, 2018 and September 1, 2018.

Based on the factors noted above and the independent valuation, the Board determined that the fair value of the Company’s common stock was $10.29 per share and the Company granted stock options on September 1, 2018 with an exercise price of $10.29 per share based on this valuation.

Summary

The Company believes the difference between the fair value of its common stock as of August 15, 2018 and the preliminary price range, as recommended by the underwriters, is the result of the following factors:

•

Primary Endpoint Met in Phase 1 Clinical Trial. As of September 3, 2018, the Company had successfully dosed all patients at the pre-planned dose levels and reached the primary safety and tolerability endpoint of the Phase 1 clinical trial.

•

Conversion of Convertible Notes. The holders of the Company’s convertible notes currently enjoy substantial economic rights and are senior to common stock in the Company’s capital structure. In particular, holders of outstanding convertible notes are entitled to receive repayment of principal and interest prior to payments to holders of common stock in connection with a number of events, including any change of control or liquidation, dissolution or winding-up of the Company. In addition, holders of the Company’s outstanding convertible notes are entitled to receive interest payments and benefit from restrictive covenants against payment of any dividends on shares of the Company’s common stock. The anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the conversion of the convertible notes upon the completion of the IPO. The corresponding elimination of the rights enjoyed by the holders of such convertible notes results in an increased common stock valuation.

•

Conversion of Preferred Stock. The holders of the Company’s convertible preferred currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, holders of outstanding convertible redeemable preferred stock are entitled to receive liquidation preferences prior to payments to holders of common stock in the event of

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any liquidation, dissolution or winding-up of the Company. In addition, holders of the Company’s outstanding convertible redeemable preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. The holders of convertible redeemable preferred stock also have anti-dilution protection under certain circumstances and special voting rights. The anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the conversion of the convertible redeemable preferred stock upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible redeemable preferred stock results in an increased common stock valuation.

•

Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Stock. The valuations that were used by the Board as part of its determination of the fair value of the Company’s common stock as of March 16 and August 15, 2018 reflect the illiquidity of the Company’s common stock on that date and the uncertainty of the IPO. The difference between the fair value of the Company’s common stock as of August 15, 2018 and the lower bound of the preliminary price range reflects a discount of approximately 14%. Given the proximity to the completion of the Company’s IPO, the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

•

Substantially Enhanced Balance Sheet and Financial Resources. Given the proximity to the completion of the IPO, the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering. A successful offering provides the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (ii) access to the public company debt and equity markets, and (iii) a ‘currency’ to enable the Company to make strategic acquisitions as the Board may deem appropriate, which are reflected in the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus.

•

Different Valuation Methodology. The preliminary price range for the IPO was determined in consultation with the underwriters without reference to the waterfall/common stock equivalent method described above or any other single valuation methodology. The price range is based in large part on the underwriters’ substantial experience and expertise in advising companies on IPOs, their experience in capital markets generally and in establishing a price range for an IPO of a clinical-stage life sciences company.

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Conclusion

The Company believes that the fair values for its common stock applicable to each grant are appropriate and demonstrate the efforts of the Board and the Company to consider all relevant factors in determining fair value at each valuation date.

The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.

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Please direct your questions or comments regarding this letter or Registration Statement to the undersigned at (206) 883-2524. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt
Michael Nordtvedt

cc:	Victor Perlroth
John Borgeson
Kodiak Sciences Inc.

Jeffrey D. Saper
Bryan D. King
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bruce K. Dallas
Emily Roberts
Davis Polk & Wardwell LLP